Exhibit 99.1

GENFIT: Half-Year Report of Liquidity Contract with Crédit Industriel et Commercial

Lille, France; Cambridge, MA; July 08, 2022 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe chronic liver diseases, today announced the half-year report of the liquidity contract with Crédit Industriel et Commercial.

Under the liquidity contract GENFIT has with Crédit Industriel et Commercial, the following resources appeared on the liquidity account as of June 30, 2022:

•	160,021 shares
•	€449,526.73

During the first half of 2022, total trading was:

•	On the buy side: 584,445 shares for a total amount of €2,076,404.94
•	On the sell side: 561,436 shares for a total amount of €2,013,057.81

During this same period, the number of trades were:

•	On the buy side: 2,452
•	On the sell side: 2,289

As a reminder, upon signing of the contract, the following resources appeared on the liquidity account:

•	27, 911 shares
•	€769 849,43

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe chronic liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com

Its R&D is focused on three franchises: cholestatic diseases, Acute on Chronic Liver Failure (ACLF) and NASH diagnostics. In its cholestatic diseases franchise, ELATIVE™, a Phase 3 global trial evaluating elafibranor1 in patients with Primary Biliary Cholangitis (PBC) is well underway following a successful Phase 2 clinical trial. Topline data is expected to be announced in the second quarter 2023. In 2021, GENFIT signed an exclusive licensing agreement with IPSEN to develop, manufacture and commercialize elafibranor in PBC and other indications.2 GENFIT is also developing GNS5611 in cholangiocarcinoma following the acquisition of exclusive rights in this indication from Genoscience Pharma in 20213. In ACLF, a Phase 1 clinical program with nitazoxanide has been initiated with data expected as early as the third quarter 2022. As part of its diagnostic solutions franchise, the Company entered into an agreement with Labcorp in 2021 to commercialize NASHnext®, powered by GENFIT’s proprietary diagnostic technology NIS4® in identifying at-risk NASH.

GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. www.genfit.com

GENFIT FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s research and development programs. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2021 Universal Registration Document filed with the AMF on 29 April 2022 under n° D.22-0400, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2021 Annual Report on Form 20-F filed with the SEC on April 29, 2022. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

1  Elafibranor and GNS561 are investigational compounds that have not been reviewed nor been approved by a regulatory authority

2  With the exception of China, Hong Kong, Taiwan, and Macau where Terns Pharmaceuticals holds the exclusive license to develop and commercialize elafibranor

3  Agreement includes commercialization and development in the United States, Canada and Europe, including the United Kingdom and Switzerland

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

 GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com

APPENDIX H1 2022

	Buy side			Sell side
Date	Number of executions	Number of shares	Traded amounts in EUR	Number of executions	Number of shares	Traded amounts in EUR
TOTAL	2 452	584 445	2 076 404,94	2 289	561 436	2 013 057,81
03/01/20 22	9	3306	14 178,54	26	24178	105 091,23
04/01/20 22	21	11100	47 674,23	17	8231	35 689,53
05/01/20 22	24	9200	38 125,31	12	4500	18 636,97
06/01/20 22	20	7640	31 321,78	17	9372	38 685,28
07/01/20 22	9	2161	9 017,63	10	3908	16 346,58
10/01/20 22	18	8431	35 610,37	30	13734	58 414,80
11/01/20 22	16	9019	38 753,19	20	7034	30 405,12
12/01/20 22	15	5986	25 237,79	13	2572	10 985,69
13/01/20 22	14	5861	24 243,44	12	6857	28 540,03
14/01/20 22	17	5591	23 246,30	11	4595	19 157,51
17/01/20 22	11	6360	26 481,61	9	2578	10 822,64
18/01/20 22	3	1784	7 308,34	7	2822	11 698,30
19/01/20 22	20	8895	36 196,46	5	1874	7 673,99
20/01/20 22	11	3884	15 512,77	5	3810	15 332,51
21/01/20 22	40	14639	57 468,09	27	11125	43 793,98
24/01/20 22	88	39216	146 897,80	47	20027	74 427,72
25/01/20 22	17	8825	32 471,56	19	8323	30 840,72
26/01/20 22	23	12601	45 417,18	29	12170	44 129,41
27/01/20 22	34	17407	61 300,61	26	11049	38 977,85
28/01/20 22	20	4301	14 925,46	12	2995	10 406,68
31/01/20 22	19	8384	29 656,82	63	17147	61 141,86
01/02/20 22	6	2250	8 134,54	32	6939	25 362,73

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com

02/02/20 22	6	2314	8 523,79	9	2365	8 807,67
03/02/20 22	22	9179	32 912,54	3	745	2 696,94
04/02/20 22	33	7261	25 277,27	15	2765	9 643,47
07/02/20 22	31	4599	15 560,50	43	4353	14 807,18
08/02/20 22	56	15323	53 900,34	58	18486	65 196,58
09/02/20 22	21	2936	10 220,05	16	2957	10 343,96
10/02/20 22	12	2536	8 810,88	17	3275	11 468,12
11/02/20 22	12	4798	17 057,75	25	8850	31 577,34
14/02/20 22	47	11538	40 461,00	26	6938	24 416,43
15/02/20 22	13	3941	13 926,14	25	9039	32 067,63
16/02/20 22	11	5139	18 692,17	35	12386	45 099,35
17/02/20 22	25	8790	31 775,33	11	3448	12 496,47
18/02/20 22	19	5047	18 016,43	12	3825	13 758,18
21/02/20 22	10	2137	7 551,87	13	2757	9 800,67
22/02/20 22	34	5882	20 392,99	22	4832	16 864,54
23/02/20 22	6	2737	9 832,38	13	4407	15 876,33
24/02/20 22	54	10901	36 390,62	40	7272	24 232,79
25/02/20 22	16	1914	6 485,05	26	4630	15 753,43
28/02/20 22	23	3901	13 092,34	14	2667	9 024,14
01/03/20 22	15	4225	14 842,10	25	6491	23 195,92
02/03/20 22	12	2448	8 300,92	17	3816	13 043,23
03/03/20 22	38	7726	26 714,14	14	2700	9 447,03
04/03/20 22	32	6841	22 201,05	16	2953	9 635,71
07/03/20 22	38	9360	27 925,73	28	7512	22 623,99
08/03/20 22	18	3638	11 283,89	40	8864	27 868,82
09/03/20 22	55	11116	37 925,96	92	16899	57 662,35
10/03/20 22	29	5792	19 587,31	34	6866	23 585,66
11/03/20 22	26	3881	13 017,65	22	4030	13 676,39

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com

14/03/20 22	10	805	2 775,16	19	4377	15 116,94
15/03/20 22	21	2024	7 009,31	8	1386	4 816,80
16/03/20 22	10	1974	6 914,34	12	2619	9 218,92
17/03/20 22	19	3686	13 004,69	20	4153	14 709,41
18/03/20 22	7	1497	5 275,46	13	2216	7 882,91
21/03/20 22	4	625	2 212,50	3	615	2 189,38
22/03/20 22	9	1341	4 763,55	7	1653	5 903,35
23/03/20 22	13	2079	7 470,76	13	2079	7 512,32
24/03/20 22	8	884	3 141,53	3	198	704,90
25/03/20 22	6	992	3 497,26	5	798	2 841,80
28/03/20 22	9	1729	6 201,75	19	2095	7 545,75
29/03/20 22	12	1652	5 923,35	22	1718	6 196,29
30/03/20 22	7	1084	3 907,01	7	1650	5 982,61
31/03/20 22	11	1751	6 349,88	4	1070	3 913,64
01/04/20 22	5	483	1 733,32	5	195	703,57
04/04/20 22	5	757	2 741,29	6	1129	4 114,21
05/04/20 22	4	561	2 019,42	1	200	726,00
06/04/20 22	14	1618	5 709,07	12	1266	4 485,94
07/04/20 22	12	1397	4 982,18	15	2225	7 993,03
08/04/20 22	25	4871	17 985,86	21	4432	16 502,16
11/04/20 22	16	2989	11 158,93	31	5656	21 163,50
12/04/20 22	35	4412	16 375,52	16	3518	13 117,43
13/04/20 22	14	2406	9 184,39	24	5389	20 716,48
14/04/20 22	20	3785	14 691,40	9	2054	8 026,12
19/04/20 22	13	2110	7 827,16	11	1277	4 725,65
20/04/20 22	21	2267	8 300,35	6	858	3 151,42
21/04/20 22	9	1559	5 683,40	10	1789	6 556,05
22/04/20 22	20	3423	12 168,89

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com

25/04/20 22	15	2913	9 990,13	16	3169	10 936,69
26/04/20 22	12	1312	4 493,46	3	441	1 526,59
27/04/20 22	20	3212	10 703,78	12	2388	8 004,66
28/04/20 22	23	3943	13 121,21	21	2820	9 638,93
29/04/20 22	12	3375	11 225,24	15	4763	15 928,73
02/05/20 22	11	1642	5 457,63	15	1325	4 437,78
03/05/20 22	7	1107	3 725,96	10	1358	4 619,35
04/05/20 22	13	1517	5 033,26	4	381	1 273,35
05/05/20 22	23	3801	12 440,26	33	3414	11 290,28
06/05/20 22	16	2489	7 968,97	8	1040	3 349,30
09/05/20 22	13	1149	3 602,71	3	267	843,15
10/05/20 22	13	1169	3 617,64	4	473	1 468,75
11/05/20 22	8	1121	3 524,69	15	2025	6 388,48
12/05/20 22	22	3850	11 856,64	18	2624	8 106,02
13/05/20 22	16	2627	8 208,74	23	3716	11 683,77
16/05/20 22	22	3271	10 357,48	17	2967	9 495,71
17/05/20 22	18	1624	5 190,33	26	3533	11 303,12
18/05/20 22	16	1657	5 436,67	20	3246	10 687,19
19/05/20 22	10	1151	3 823,03	19	2512	8 442,74
20/05/20 22	13	1529	5 214,85	3	637	2 204,02
23/05/20 22	15	2201	7 475,95	25	2764	9 449,63
24/05/20 22	39	5916	19 773,02	11	1425	4 781,07
25/05/20 22	27	8554	27 116,26	17	8426	26 938,92
26/05/20 22	11	1944	6 300,93	5	1944	6 339,79
27/05/20 22	4	2264	7 365,92	11	2173	7 146,57
30/05/20 22	3	472	1 598,13	44	4998	16 868,54
31/05/20 22	32	5457	18 396,97	11	1234	4 199,76
01/06/20 22	24	3915	12 866,86	3	361	1 194,60

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com

02/06/20 22	21	2731	8 836,98	13	1876	6 130,70
03/06/20 22	3	193	621,46	27	4764	15 684,31
06/06/20 22	23	3562	11 975,98	35	6102	20 725,91
07/06/20 22	45	5299	17 431,01	20	2888	9 510,53
08/06/20 22	15	1901	6 378,51	35	5146	17 262,43
09/06/20 22	36	6950	23 089,95	12	3887	12 942,17
10/06/20 22	25	5298	17 382,89	7	1764	5 832,74
13/06/20 22	54	10474	33 129,11	15	2153	6 742,24
14/06/20 22	36	8856	27 230,31	71	16983	53 354,95
15/06/20 22	44	9875	31 189,84	21	2418	7 640,52
16/06/20 22	42	8513	26 333,43	64	9792	30 510,51
17/06/20 22	26	6439	20 181,95	17	4092	13 050,04
20/06/20 22	4	771	2 401,10	4	524	1 643,39
21/06/20 22	2	254	792,49	2	254	801,60
22/06/20 22	16	1054	3 302,48	4	417	1 315,79
23/06/20 22	16	3511	10 970,78	3	160	504,63
24/06/20 22	7	2375	7 460,52	13	4940	15 641,60
27/06/20 22	27	9199	29 058,16	9	7718	24 595,00
28/06/20 22	1	1	3,10	10	8153	25 469,48
29/06/20 22	5	727	2 253,70	4	727	2 268,22
30/06/20 22	18	3778	11 628,76	9	1671	5 135,52

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com